UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                       SEC FILE NUMBER 000-22849
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                                   FORM 12B-25
                                                        CUSIP NUMBER 682875 10 9
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                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K ___ Form 20-F ___ Form 11-K ___ Form 10-Q
             ___ Form N-SAR ___ Form N-CSR

                  For Period Ended: September 30, 2005

                  ___      Transition Report on Form 10-K
                  ___      Transition Report on Form 20-F
                  ___      Transition Report on Form 11-K
                  ___      Transition Report on Form 10-Q
                  ___      Transition Report on Form N-SAR
                  For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                        VERIFIED ANY INFORMATION HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Onstream Media Corporation
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Full Name of Registrant

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Former Name if Applicable

1291 S.W. 29 Avenue
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Address of Principal Executive Office (Street and Number)

Pompano Beach, Florida  33069
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the current finalization and closing of certain transactions, the Form 10-KSB cannot be filed within the prescribed time period because additional time is required by the Registrant's management to finalize the necessary disclosure and financial information for such Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Robert Tomlinson, CFO           954             917-6655
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              (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 Yes [X] No [ ]

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the year ended September 30, 2005 will reflect a net loss approximately $5.7 million greater than the net loss for the prior year. The additional net loss relates primarily to increases in non-cash interest expense arising from (i) certain financing transactions, including the write-off of unamortized discount arising from early debt repayments with those proceeds as well as subsequent conversions and (ii) a penalty related to unregistered shares from a previous financing, as well as increases in operating expenses, primarily compensation arising from the Onstream Merger and the Virage acquisition (Digital Asset Management) and expenses for marketing and financial consulting services, including amounts paid under severance agreements, paid for primarily with common shares and options.



                           Onstream Media Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  Dec 29, 2005                          By  /s/ Randy S. Selman
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                                                Randy S. Selman,
                                                Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).